UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 11-K




   [x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 2003


                                 OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934


           For the transition period from __________ to ___________




                       Commission file number 1-2256


           A.  Full title of the plan:


                           EXXONMOBIL SAVINGS PLAN



           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           EXXON MOBIL CORPORATION

                          5959 Las Colinas Boulevard

                           Irving, Texas 75039-2298

                           EXXONMOBIL SAVINGS PLAN




                                  INDEX






                                                                   Page
                                                                  -----
      Financial Statements

         Statement of Net Assets Available for Benefits at
         December 31, 2003 and 2002                                 3-4

         Statement of Changes in Net Assets
         Available for Benefits, for the
         Year ended December 31, 2003                                 5

         Notes to Financial Statements                             6-13

      Supplemental Schedules

         Schedule G, Part III--Schedule of Nonexempt Transactions    14

         Schedule H, Line 4i-Schedule of Assets (Held at End
         of Year) at December 31, 2003                            15-20

      Report of Independent Registered Public Accounting Firm        21

      Signature                                                      22

      Exhibit Index                                                  23

      Exhibit 23 - Consent of Independent Registered Public
      Accounting Firm                                                24





                              EXXONMOBIL SAVINGS PLAN
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 2003
                              (millions of dollars)

                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------
Assets

Investments, at fair value:
   (See Note 8)

  Exxon Mobil Corp common stock   $ 9,306          $    -         $ 9,306

  Other investments                 5,491               -           5,491
                                  -------          ------         -------
        Total investments          14,797               -          14,797

Cash                                    1               -               1

Accrued interest                       11               -              11

Other receivables                      39               -              39
                                  -------          ------         -------
        Total assets               14,848               -          14,848
                                  -------          ------         -------

Liabilities

Payables and accrued liabilities       29               -              29
                                  -------          ------         -------
        Total liabilities              29               -              29
                                  -------          ------         -------

Net assets available
 for benefits                     $14,819          $    -         $14,819
                                  =======          ======         =======








The accompanying notes are an integral part of these financial statements.



                              EXXONMOBIL SAVINGS PLAN
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 2002
                              (millions of dollars)

                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------
Assets

Investments, at fair value:
   (See Note 8)

  Exxon Mobil Corp common stock   $ 7,465          $  768         $ 8,233

  Other investments                 4,934               -           4,934
                                  -------          ------         -------
        Total investments          12,399             768          13,167

Cash                                    2               8              10

Amounts due from employers              -             125             125

Accrued interest                       14               -              14

Other receivables                       5               -               5
                                  -------          ------         -------
        Total assets               12,420             901          13,321
                                  -------          ------         -------

Liabilities

Payables and accrued liabilities        6               1               7

Commercial paper payable                -              82              82

Notes payable (see Note 6)              -              65              65
                                  -------          ------         -------
        Total liabilities               6             148             154
                                  -------          ------         -------

Net assets available
 for benefits                     $12,414          $  753         $13,167
                                  =======          ======         =======




The accompanying notes are an integral part of these financial statements.





                              EXXONMOBIL SAVINGS PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEAR ENDED DECEMBER 31, 2003
                              (millions of dollars)

                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------
Contributions:
  Employer                        $   172          $   16         $   188
  Employee                            316               -             316
  Transfers in                          3               -               3
                                  -------          ------         -------
     Total contributions              491              16             507
                                  -------          ------         -------
Investment income:
  Interest                             97               -              97
  Dividends                           224               5             229
  Net appreciation in fair value
    of investments (see Note 8)     1,996               2           1,998
                                  -------          ------         -------
     Total investment income        2,317               7           2,324
                                  -------          ------         -------

Deductions:
  Interest and miscellaneous expense   (3)             (2)             (5)
  Benefit payments                   (948)            (43)           (991)
  Participant withdrawals            (176)             (7)           (183)
  Net ESOP transfers
    (see Notes 2 and 6)               724            (724)              -
                                  -------          -------        -------
     Total deductions                (403)           (776)         (1,179)
                                  -------          -------        -------
         Net increase/(decrease)    2,405            (753)          1,652

Net assets available for benefits:

At the beginning of the year       12,414             753          13,167
                                  -------          ------         -------
At the end of the year            $14,819          $    -         $14,819
                                  =======          ======         =======




The accompanying notes are an integral part of these financial statements.



                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Note 1:  Description of the Plan

General
-------
The participants in the ExxonMobil Savings Plan ("Savings Plan"), formerly known as the Thrift Plan in the Benefit Plan of Exxon Corporation and Participating Affiliates ("Thrift Plan"), are eligible employees and former employees of Exxon Mobil Corporation ("ExxonMobil" or "Company") and certain affiliated employers. The terms and conditions of the Savings Plan are contained in the ExxonMobil Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collec-tively, the "Plan Document"). The Savings Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA. In addition, effective February 8, 2002, the entire Savings Plan has been designated an Employee Stock Ownership Plan ("ESOP"), a plan designed to invest primarily in employer securities.

As a result of the December 30, 1999 merger of the Thrift Plan and the Employee Savings Plan of Mobil Oil Corporation, ("the Merger"), on May 1, 2003, the ExxonMobil Savings Plan recordkeeping balances and the Merrill Lynch recordkeeping for the heritage Mobil balances were harmonized into one ExxonMobil Savings Plan recordkeeping system at CitiStreet LLC ("the harmonization"). With the harmonization, two new investment options, an international equity unit fund and a bond fund, were added to the existing ExxonMobil Savings Plan investment options. In addition, all Merrill Lynch-held investments with the exception of ExxonMobil common stock were converted to other existing and new ExxonMobil Savings Plan investment options.

Contributions
-------------
The Savings Plan permits participant contributions of up to 20% of compen-sation and a 100% Company match on the first 6% of compensation. Up to an additional 1% Company match may be received if the participant elects for the Company match to be directed to the Stock Match Account ("SMA"). The restriction on the SMA stipulates that 75% of the assets in the SMA must be invested in ExxonMobil stock. Employees who are at least age 50 during the plan year who maximize their before-tax contributions may elect to make additional pretax ("catch-up") contributions. More details of Company match, SMA, and catch-up contributions may be found in the Plan Document.




                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Vesting
-------
Participants are immediately vested in their contributions and earnings. Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death of the participating employee.

Forfeitures
-----------
During 2003, $1 million of employers' matching contributions were forfeited by terminating employees before those amounts became vested. Such for-feited amounts are used to reduce employer contributions.

Other Plan Provisions
---------------------
Other Savings Plan provisions including eligibility, enrollment, partici-pation, forfeiture, loans, withdrawals, distributions, and investment options, are described in the Plan Document.

Plan Termination
----------------
The Company may terminate or amend the Savings Plan at any time. In the event of termination, the net assets of the Savings Plan will be distribu-ted in accordance with the Employee Retirement Income Security Act of 1974.


Note 2:  Accounting Policies

Basis of Accounting
-------------------
The financial statements of the Savings Plan are presented on the accrual basis of accounting except benefit payments which are reported on a cash basis to conform with generally accepted accounting principles (Note 7).













                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Investment Valuation and Income Recognition
-------------------------------------------
Investments are stated at fair value. Fair values are based on quoted prices as of the date of the financial statements, or, if market quota-tions are not readily available, upon estimated values obtained from a major investment securities firm. The Common Asset Fund includes certain guaranteed investment contracts ("GICs") which are stated at contract value, which approximates fair value, representing the original cost, plus interest (based upon the crediting rates of the underlying contracts) reduced by administration fees, transfers out, and withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average crediting interest rates of these GICs for the years ended December 31, 2003 and 2002 were 4.5% and 4.9%, respectively. The annualized crediting interest rates at December 31, 2003 and 2002 were 4.5% and 4.2%, respectively. Crediting rates fluctuate with the activities of the under-lying contracts. There is no minimum crediting interest rate.

Under the terms of its trust agreement, the Savings Plan engaged in author-ized security lending activities during the years ended December 31, 2003 and 2002. The market value of securities on loan and the collateral held at The Northern Trust Company at December 31, 2003 was $241 million and $247 million, respectively. The market value of securities on loan and the collateral held at The Northern Trust Company at December 31, 2002 was $240 million and $245 million, respectively. In accordance with the Securities Lending Agreement, the market value of the collateral held is required to be 100% of the market value of government securities lent and 102% for all other securities lent. Collateral held consists of cash, letters of credit, and government securities. At December 31, 2003 and 2002, the market value of all collateral held was at least 102%. The securities on loan are reflected in the Statement of Net Assets Available for Benefits and the Schedule of Assets (Held at End of Year) at December 31, 2003 and 2002.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The Savings Plan's financial statements separately disclose non-participant directed investments which include both unallocated ExxonMobil common stock of the ESOP and a portion of the allocated shares. At December 31, 2003 and 2002, $0 million and $35 million respectively, of ExxonMobil common stock remained unallocated. As a result of the harmonization, the require-ment that employer contributions in the heritage Mobil plan be allocated to the ESOP account was removed. Consequently, these allocated ESOP shares have been reclassified from non-participant directed investments to parti-cipant directed investments.


                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

The Savings Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Savings Plan.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


Note 3:  Related-Party Transactions

During 2003 and 2002, commercial paper was issued by the Savings Plan and purchased by ExxonMobil. As a result of these transactions, at December 31, 2003 and 2002, $0 million and $82 million, respectively, were owed to ExxonMobil.

During 2003, certain Savings Plan investments were shares of various funds managed by Merrill Lynch Trust Company, FSB, Barclays Global Investors, N.A., and The Northern Trust Company. These parties also provided custodial and other fiduciary services to the Savings Plan during the plan year and, therefore, purchases and sales of these investments qualified as party-in-interest transactions.







                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Savings Plan administrators by a letter dated November 14, 2002, that the Savings Plan is qualified and the trusts established under the Savings Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code ("Code"). The Savings Plan has been amended since receiving the determination letter. However, counsel for Exxon Mobil Corporation believes that the Savings Plan is currently designed and is being operated in compliance with the appli-cable requirements of the Code and therefore, was qualified and the related trust was tax-exempt as of the financial statement date.


Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of ExxonMobil common stock, management fees, and brokerage commissions. Plan administration expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets. Administrative expenses are recorded when incurred.


Note 6:  ExxonMobil ESOP Trust

Upon the Merger, future contributions to the ESOP were eligible for funding from the ESOP trust established in November 1989 by Mobil Oil Corporation ("Mobil"). In 1989, the ESOP trust, supported by a Mobil guarantee, pri-vately placed $800 million of floating interest rate notes due November
22, 2004, and used the proceeds to purchase 205,788 shares of Mobil Series
B Convertible Preferred Stock at a price equal to liquidation value, or $3,887.50 per share. Following the Merger, each outstanding share of Mobil Series B Convertible Preferred Stock was converted into one share of ExxonMobil Class B Preferred Stock, with similar terms. In December 1999, each unit of ExxonMobil's Class B Preferred Stock was converted into
132.015 shares of ExxonMobil common stock, and the accrued dividends on units of ExxonMobil Preferred Stock were converted into shares of ExxonMobil common stock.









                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


At December 31, 2003 and 2002, $0 million and $65 million, respectively, of medium-term notes were outstanding under a $300 million shelf registra-tion statement filed by the ESOP trust with the Securities and Exchange Commission pursuant to Rule 415. These medium-term notes were guaranteed by ExxonMobil and were secured by the unallocated ESOP shares. As shares in the ESOP were allocated to participants, a corresponding number of shares were released from securing the notes. The proceeds of the sales of the issued notes were used to retire identical principal amounts of existing ESOP trust debt.

At December 31, 2002, there were $65 million in outstanding medium-term notes with 2003 maturity dates with interest rates ranging from 5.8% to 5.9%. By September 2003, all notes were paid off and there were no outstanding amounts due at December 31, 2003.

Principal and interest payments on the medium-term notes were due semi-annually.

On February 4, 1999, the ESOP trust established a commercial paper program under which the ESOP trust could sell to institutional investors including ExxonMobil or its affiliates, up to $500 million of short-term notes. The proceeds of the sales of such notes were used for the same purposes as the proceeds of the debt securities issued by the ESOP trust under the above mentioned shelf registration. At December 31, 2002, the ESOP trust had $82 million of ExxonMobil guaranteed 1.29% short-term notes outstanding, due February 28, 2003. During 2003, all short-term notes were paid off and there were no outstanding amounts due at December 31, 2003.

In addition to the proceeds from the financing programs mentioned above, corporate contributions to the Savings Plan and dividends were used to make principal and interest payments on the notes.

The Savings Plan held 227 million shares and 236 million shares of ExxonMobil common stock at year end 2003 and 2002, respectively. Of these total shares, 98.0 million shares were held in the ESOP trust (a part of the ExxonMobil Savings Trust) at December 31, 2002. Of the total ESOP trust shares, 1.0 million shares remained unallocated at December 31, 2002.

As the contributions and dividends were credited, common shares were re-leased from securing the debt and were subsequently allocated to participant accounts. During the year, 1.0 million ESOP trust shares were allocated to participants.




                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Note 7:  Claims Incurred But Not Paid

The Savings Plan reports benefits paid on a cash basis as required under accounting principles generally accepted in the United States of America. For Form 5500 reporting purposes, claims incurred but not paid of $0 million and $9 million for the years ended December 31, 2003 and 2002, respectively, are reported on an accrual basis. As such, the net assets available for benefits reflected for Form 5500 purposes are $14,819 million and $13,158 million at December 31, 2003 and 2002, respectively.


Note 8:  Investments

The following presents investments that represent 5% or more of the Savings Plan's net assets available for benefits.

                              (millions of dollars)
                         December 31,        December 31,
                             2003                2002
                         -----------         -----------
ExxonMobil
common stock                $9,306              $7,465

Barclays Global Investors
 Equity Portfolio Fund       1,787                 731

ExxonMobil
common stock
(non-participant
 directed)                      -                  768














                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


During 2003, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,998 million as follows:

                                (millions $)

    ExxonMobil common stock        $1,387
    Common collective trusts          589
    Common stock                       31
    Mutual funds                        7
    Corporate debentures               (9)
    U.S. Government securities         (4)
    Other                              (3)
                                   ------
                                   $1,998
                                   ======


Note 9:  Nonexempt Transactions

With respect to participants who are Puerto Rico residents, contributions for the months of April, May, and June 2003 ($300,216) were not remitted to the ExxonMobil Savings Plan Trustee until August 2003. Esso Standard Oil Company (Puerto Rico) also remitted earnings on the late contributions ($1,202) to the Trust in April 2004.


Note 10:  Subsequent Event

On May 1, 2004, the five investment funds managed and held at Barclays Global Investors, N.A., were moved to The Northern Trust Company, who will continue in the role of investment manager and custodian for these funds.













                                                               SCHEDULE G

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE G, PART III
                      SCHEDULE OF NONEXEMPT TRANSACTIONS
                  FOR THE TWELVE-MONTH PERIOD ENDED 12/31/03


(a) Identity of party involved
------------------------------
Esso Standard Oil Company (Puerto Rico)

(b) Relationship to plan, employer, or other party-in-interest
--------------------------------------------------------------
Employer whose employees are covered by the Plan

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
--------------------------------------------------------------------------
untimely remittance of contributions

(h) Cost of asset         (i) Current value         (j) Net gain (loss) on
                                of asset                 each transaction
-----------------         ------------------        -----------------------
        $300,216                  $301,418                     $1,202



























                                                               SCHEDULE H

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/03
                            (thousands of dollars)

                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
COMMON ASSET FUND
-----------------
  CORPORATE DEBT INSTRUMENTS
ABBOTT LABS                     5.125%  07/01/04   $   25,000  $   25,466
ADVANTA CR CD MSTR TR II 96-B   1.400%  01/15/07       25,000      25,022
AMERN EXPRESS CR A/C MASTER TR  1.690%  01/15/09       28,000      27,469
BK 1 AUTO SECUR TR 2003-1       1.290%  08/20/06       10,000       9,991
BK 1 AUTO SECUR TR 2003-1       1.820%  09/20/07       30,000      29,814
BK 1 ISSUANCE TR ABS BOIT       2.940%  06/16/08       20,000      20,296
BK 1 ISSUANCE TR SER 2002-A2    4.160%  01/15/08       10,000      10,330
BMW VEH OWNER TR 2002-A         3.800%  05/25/06       13,403      13,539
BMW VEH OWNER TR 2003-A         1.940%  02/25/07       39,575      39,672
CHASE FDG MTG LN SER 2002-4     2.810%  10/25/17        9,000       9,045
CHASE MANH AUTO OWNER TR 2002-A 3.490%  03/15/06       14,919      15,045
CHASE MANH AUTO OWNER TR 2002-B 3.580%  05/15/06       18,617      18,805
CHASE MANH AUTO OWNER TR 2003-A 1.520%  05/15/07       40,000      39,815
CHASE MANH AUTO OWNER TR 2003-B 1.820%  07/15/07        3,500       3,492
CHASE MANH AUTO OWNR TR 2003-C  2.260%  11/15/07        8,000       8,008
CITIBANK CR CD ISSUANCE TR      4.100%  12/07/06       27,000      27,657
CITIBANK CR CD ISSUANCE TR 2000 6.900%  10/15/07       25,000      27,087
CITIBANK CR CD ISSUANCE TR 2002 4.400%  05/15/07        8,000       8,285
CITIBANK CR CD ISSUANCE TR 2003 2.700%  01/15/08       40,000      40,377
COMM MTG ACCEP CORP 1997-ML1    6.500%  12/15/30        8,240       8,466
DAIMLERCHRYSLER AUTO TR 2000-1  7.230%  01/06/05        3,882       3,885
DAIMLERCHRYSLER AUTO TR 2001-D  3.150%  11/06/05        8,363       8,412
FIRST USA CRED CARD 98-9A       5.280%  09/18/06        9,068       9,068
FLEET CR CD MSTR TR II 2001-C   3.860%  03/15/07       20,600      20,947
FLEETWOOD CR 1994-B GRANTOR TR  6.750%  03/15/10          264         263
FORD CR AUTO OWNER TR 2001-B    5.360%  06/15/05        6,257       6,328
FORD CR AUTO OWNER TR 2001-C    4.830%  02/15/05        1,890       1,898
FORD CR AUTO OWNER TR 2001-E    4.010%  03/15/06       12,000      12,222
GEN ELEC CAP CORP MED TERM NTS  7.250%  05/03/04        8,400       8,564
GEN ELEC CAP CORP MTN BEO       5.375%  04/23/04        3,000       3,037
HARLEY-DAVIDSON MTR TR 2003-1   1.560%  05/15/07        5,475       5,483
HARLEY-DAVIDSON MTR TR 2003-1   2.630%  11/15/10        5,000       5,028
HARLEY-DAVIDSON MTR TR 2003-2   1.340%  01/15/08        3,509       3,509
HARLEY-DAVIDSON MTR TR 2003-3   1.500%  01/15/08        8,193       8,202
HARLEY-DAVIDSON MTR TR 2003-3CL 2.760%  05/15/11        6,200       6,219




                                                               SCHEDULE H

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/03
                            (thousands of dollars)

                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
HARLEY-DAVIDSON MTR TR HDMOT    2.070%  02/15/11   $   16,000  $   15,863
HONDA AUTO RECEIVABLES 2001-3   3.960%  02/19/07       20,000      20,314
HONDA AUTO RECEIVABLES 2002-1   3.500%  10/17/05        3,563       3,592
HONDA AUTO RECEIVABLES 2002-2   3.830%  02/15/06       15,981      16,163
HONDA AUTO RECEIVABLES 2002-3   3.000%  05/18/06        1,000       1,010
HONDA AUTO RECEIVABLES 2002-4   2.190%  09/15/06       25,000      25,164
HONDA AUTO RECEIVABLES 2003-1   1.920%  11/20/06       27,000      27,082
HONDA AUTO RECEIVABLES 2003-4   1.580%  07/17/06        2,000       2,002
HSEHD AUTOMOTIVE TR 2002-1 NT   3.750%  09/18/06       11,880      12,040
HSEHD AUTOMOTIVE TR 2002-3 NT   2.750%  06/18/07       19,000      19,231
HSEHD AUTOMOTIVE TR 2003-1 NT   1.730%  12/17/07       13,000      12,890
M&I AUTO LN TR 2003-1 NT        2.310%  02/20/08       19,000      19,013
*MERRILL LYNCH & CO INC         7.375%  05/15/06        4,000       4,436
MMCA AUTO OWNER TR SER 2000-1   7.080%  02/15/05        6,654       6,719
MORGAN STANLEY AUTO LN 2003-HB1 1.460%  07/16/07        3,583       3,577
MORGAN STANLEY AUTO LN 2003-HB1 2.170%  04/15/11       10,000       9,868
PFIZER INC                      3.625%  11/01/04       10,000      10,186
PROCTER & GAMBLE CO             4.000%  04/30/05        2,010       2,072
TOYOTA AUTO RECEIVABLES 2002-B  3.760%  06/15/06       17,540      17,764
TOYOTA AUTO RECEIVABLES 2002-C  2.650%  11/15/06       25,000      25,225
TOYOTA AUTO RECEIVABLES 2003-A  1.690%  03/15/07       12,500      12,500
TOYOTA AUTO RECEIVABLES 2003-B  1.430%  02/15/06       20,000      19,998
USAA AUTO OWNER TR 2001-2       3.200%  02/15/06       10,983      11,019
USAA AUTO OWNER TR 2003-1       1.580%  06/15/07       30,000      29,851
USAA AUTO OWNER TR AST BKD NT   2.410%  10/16/06       12,664      12,747
USAA AUTO OWNER TR SER 2003-1   1.220%  04/17/06       10,000       9,998
VOLKSWAGEN AUTO LEASE TR 2002-A 2.360%  12/20/05       20,000      20,131
VOLKSWAGEN AUTO LN ENHCD 2003-1 1.490%  05/21/07       40,000      39,731
VOLKSWAGEN AUTO LN ENHCD 2003-2 2.270%  10/22/07       40,000      40,058
WELLS FARGO AUTO TR 2001-A NT   4.680%  02/15/05          217         217
                                                   ----------  ----------
  TOTAL CORPORATE DEBT INSTRUMENTS                 $  953,930  $  961,207






                                                               SCHEDULE H

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/03
                            (thousands of dollars)

                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
  U.S. GOVERNMENT SECURITIES

FEDERAL HOME LN MTG CORP        3.250%  11/15/04   $   30,000  $   30,506
FEDERAL HOME LN MTG CORP        6.875%  01/15/05        8,000       8,452
FEDERAL HOME LN MTG CORP        3.875%  02/15/05       54,000      55,468
FEDERAL HOME LN MTG CORP        5.500%  07/15/06       68,200      73,486
FEDERAL HOME LN MTG CORP        2.875%  12/15/06       35,000      35,252
FEDERAL HOME LN MTG CORP        2.182%  09/27/07       13,784      13,796
FEDERAL HOME LOAN BANK          5.375%  01/05/04       50,000      50,016
FEDERAL HOME LOAN BANK          5.125%  03/06/06       15,500      16,493
FEDERAL NATL MTG ASSN           5.125%  02/13/04        5,000       5,023
FEDERAL NATL MTG ASSN           6.500%  08/15/04       10,000      10,325
FEDERAL NATL MTG ASSN           7.125%  02/15/05       28,000      29,768
FEDERAL NATL MTG ASSN           3.875%  03/15/05        5,000       5,147
FEDERAL NATL MTG ASSN           5.500%  02/15/06        9,000       9,636
FEDERAL NATL MTG ASSN POOL      6.500%  01/01/04            4           4
FEDERAL NATL MTG ASSN PREASSIGN 7.000%  07/15/05       42,000      45,373
FEDERAL NATL MTG ASSN PREASSIGN 5.250%  06/15/06        2,500       2,674
FEDERAL NATL MTG ASSN PREASSIGN 3.250%  11/25/32        8,145       8,268
US SVGS BDS SER I               4.080%  01/01/33      153,860     159,028
US SVGS BDS SER I               5.920%  10/01/31      151,480     167,793
US SVGS BDS SER I               2.570%  10/01/32       79,740      82,697
US SVGS BDS SER I               4.080%  11/01/32       79,740      82,956
US SVGS BDS SER I               4.660%  10/01/33       50,464      50,905
                                                   ----------  ----------
  TOTAL U.S. GOVERNMENT SECURITIES                 $  899,417  $  943,066

  COMMON COLLECTIVE TRUSTS

BANK OF NY COLTV TR FD                             $  186,153  $  186,153
*COLTV SHORT TERM INVT FD                             196,618     196,618
                                                   ----------   ---------
  TOTAL COMMON COLLECTIVE TRUSTS                   $  382,771  $  382,771





                                                               SCHEDULE H

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/03
                            (thousands of dollars)

                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
  SYNTHETIC INVESTMENT CONTRACTS
  WITH FINANCIAL INSTITUTIONS:
   AIG FINANCIAL PRODUCTS:
    CAP AUTO RECEIVABLES AST    1.253%  04/17/06   $   22,500  $   22,512
    AIG WRAPPER                                                        (3)
   UBS AG:
    CA INFRASTRUCT & ECN DEVBK  6.420%  09/25/08       18,345      19,512
    TOYOTA AUTO RECV 2002-B     3.760%  06/15/06       16,054      16,259
    NISSAN AUTO RECV 2002 B     3.990%  12/15/05       27,295      27,593
    UBS AG WRAPPER                                                 (1,127)
   WESTLB AG:
    MBNA MSTR CC TR II          6.900%  01/15/08       18,685      20,152
    WESTLB AG WRAPPER                                              (1,035)
                                                   ----------  ----------
  TOTAL SYNTHETIC INVESTMENT CONTRACTS
   WITH FINANCIAL INSTITUTIONS                     $  102,879  $  103,863

  GUARANTEED INVESTMENT CONTRACTS
  WITH INSURANCE COMPANIES:

   NEW YORK LIFE INS CO         4.880%  09/30/05   $   30,353  $   30,353
   PACIFIC LIFE INS CO          6.300%  03/30/04       15,706      15,706
   PRINCIPAL LIFE INS CO        6.060%  03/29/06       31,371      31,371
   SECURITY LIFE OF DENVER INS  5.500%  05/23/05       20,668      20,668
                                                   ----------  ----------
  TOTAL GUARANTEED INVESTMENT CONTRACTS
   WITH INSURANCE COMPANIES                        $   98,098  $   98,098

  OTHER SECURITIES

ALTA PROV CDA EURO MTN          7.250%  04/05/04   $    5,000  $    5,075
MAN PROV CDA DEB                6.125%  01/19/04        2,515       2,519
                                                   ----------  ----------
  TOTAL OTHER SECURITIES                           $    7,515  $    7,594




                                                               SCHEDULE H

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/03
                            (thousands of dollars)

                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
*PARTICIPANT LOANS
  (ANNUAL INTEREST RATES
   FROM 4.5% TO 9.5%,
   MATURITIES FROM
   12 MONTHS TO 60 MONTHS)                                     $  242,377
                                                               ----------

TOTAL COMMON ASSET FUND                            $2,444,610  $2,738,976
                                                   ==========  ==========





























                                                               SCHEDULE H

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/03
                                 (thousands)

                                         SHARES/                 CURRENT
                                          UNITS                    VALUE
FUND/ISSUE                               (000's)                 ($000's)
-------------------------------------------------------------------------
COMMON STOCK:
------------------------
* EXXONMOBIL CORPORATION                 226,984              $ 9,306,338

COMMON COLLECTIVE TRUSTS:
--------------------------
*BARCLAYS GLOBAL INVESTORS, N.A.
  EQUITY INDEX FUND                        6,313              $ 1,786,852
*BARCLAYS GLOBAL INVESTORS, N.A.
  EXTENDED EQUITY INDEX FUND              19,973              $   550,652
*BARCLAYS GLOBAL INVESTORS, N.A.
  BALANCED FUND                           19,666              $   224,786
*BARCLAYS GLOBAL INVESTORS, N.A.
  EAFE FUND                                9,534              $   106,781
*BARCLAYS GLOBAL INVESTORS, N.A.
  BOND FUND                               11,678              $    82,678


                                                              -----------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                     $14,797,063
                                                              ===========











* Party-in-interest as defined by ERISA






     Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the "Savings Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial state-ments are the responsibility of the Savings Plan's management. Our respon-sibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supple-mental schedules are the responsibility of the Savings Plan's management.
The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
Houston, Texas
June 25, 2004









                                  SIGNATURE
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.





                                     EXXONMOBIL SAVINGS PLAN


                                     (Name of Plan)


                                     /s/ S. B. L. Penrose
                                     ___________________________________

                                     S. B. L. Penrose
                                     Pursuant to delegation by
                                     Administrator-Finance

Dated:  June 25, 2004



























                               EXHIBIT INDEX
                               -------------


EXHIBIT                                                   SUBMISSION MEDIA

23.  Consent of PricewaterhouseCoopers LLP,                    Electronic
     Independent Registered Public Accounting Firm,
     Dated June 25, 2004











































                                 EXHIBIT 23

        CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
        --------------------------------------------------------
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72955) of Exxon Mobil Corporation of our report dated June 25, 2004 relating to the financial statements and the supplemental schedules of the ExxonMobil Savings Plan, which appear in this Form 11-K.


PricewaterhouseCoopers LLP
Houston, Texas
June 25, 2004




































